SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AUDIBLE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, Washington 98144-2734

Attention: General Counsel

(206) 266-1000

Copy to:

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 30, 2008

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) AMAZON.COM, INC. 91-1646860
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 6,497,260
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 613,343

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,497,260
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 26.7%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) AZBC HOLDINGS, INC. 20-5399655
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds	OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 613,343
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 613,343

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 613,343
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 2.5%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Audible, Inc., a Delaware corporation (“Audible”). The principal executive office of Audible is located at 1 Washington Park, 16th Floor, Newark, New Jersey 07102.

Item 2.	Identity and Background

(a), (b), (c) and (f) This Statement is being filed by (i) Amazon.com, Inc., a Delaware corporation (“Amazon”), and (ii) AZBC Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Amazon (“AZBC Holdings” and, together with Amazon, the “Reporting Persons”). Amazon is Earth’s most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Amazon.com and other sellers offer millions of unique new, refurbished and used items in categories such as books, movies, music & games, digital downloads, electronics & computers, home & garden, toys, kids & baby, grocery, apparel, shoes & jewelry, health & beauty, sports & outdoors, tools, and auto & industrial. Amazon Web Services provides Amazon’s developer customers with access to in-the-cloud infrastructure services based on Amazon’s own back-end technology platform, which developers can use to enable virtually any type of business. Amazon and its affiliates operate websites, including www.amazon.com, www.amazon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr, www.amazon.ca, and the Joyo Amazon websites at www.joyo.cn and www.amazon.cn. To date, AZBC Holdings has not engaged in any activities other than the activities incidental to its formation and the acquisition by Amazon of Audible, as described in Item 4 below.

The address of the principal executive and business office of each of the Reporting Persons is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of the Reporting Persons are set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o Amazon.com, Inc., 1200 12th Avenue South, Suite 1200, Seattle, WA 98144. Except as otherwise specified on Schedule I, all directors and executive officers of Amazon and AZBC Holdings are citizens of the United States.

(d) and (e) During the last five years, neither Amazon nor AZBC Holdings nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

AZBC Holdings is the owner of 613,343 shares of Common Stock, representing approximately 2.5% of the total outstanding shares of Common Stock as of January 30, 2008. In addition, Amazon may be deemed to have acquired beneficial ownership of 5,883,917 shares of Common Stock pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder.

Neither Amazon nor AZBC Holdings expended any funds in connection with the execution of the Support Agreements. The Support Agreements are described in more detail in Item 4 below.

Item 4.	Purpose of Transaction

Merger Agreement

On January 30, 2008, Amazon, AZBC Holdings and Audible entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) AZBC Holdings will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $11.50 per share, net to the seller in cash without interest (the “Offer Price”), and (ii) following the consummation of the Offer, AZBC Holdings will be merged with and into Audible (the “Merger”), with Audible as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price.

The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Tender and Support Agreements

On January 30, 2008, as an essential condition and inducement to the willingness of Amazon and AZBC Holdings to enter into the Merger Agreement, Amazon entered into (i) a Tender and Support Agreement (the “Apax Support Agreement”) with Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. (collectively, the “Apax Stockholders”), and (ii) a Tender and Support Agreement (the “Katz Support Agreement” and, collectively with the Apax Support Agreement, the “Support Agreements”) with Donald R. Katz (the Apax Stockholders and Mr. Katz, collectively, the “Stockholders”).

Pursuant to the Support Agreements, each Stockholder has agreed, among other things, to tender all shares of Common Stock beneficially owned by such Stockholder, together with any other shares of capital stock of Audible acquired by such Stockholder during the term of the Support Agreements, whether beneficially or of record (collectively, the “Subject Shares”), in the Offer.

Each Stockholder has also agreed, until the termination of the Support Agreements, at any meeting of stockholders of Audible or in connection with any written consent of the stockholders of Audible or in any other circumstances in which a vote, consent or other approval of all or some of the stockholders of Audible is sought, to vote the Subject Shares as follows: (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; (b) against any action, transaction or agreement that would result in a breach of the Merger Agreement by Audible or a breach of the Support Agreements by any party thereto; and (c) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Audible or any of its subsidiaries; (ii) any sale, lease or transfer of a material amount of assets of Audible or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Audible or any of its subsidiaries; (iv) any change in the majority of the board of directors of Audible; (v) any material change in the present capitalization of Audible or any amendment of Audible’s certificate of incorporation or by-laws; (vi) any other material change in Audible’s corporate structure or business; and (vii) any other action, transaction or proposal involving Audible or any of its subsidiaries that is intended or would reasonably be expected to (A) prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Merger, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Support Agreements or the contemplated economic benefits of any of the foregoing or (B) change in any manner the voting rights of the Subject Shares. Each Stockholder had granted to each of Thomas J. Szkutak and L. Michelle Wilson, in their respective capacities as officers of Amazon (including any successor officers), an irrevocable proxy and power of attorney with respect to the voting of the Subject Shares in connection with the Merger Agreement, the Merger and certain related matters.

Each Stockholder has further agreed that it will not, and will not permit any of such Stockholder’s representatives to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal (as defined in the Merger Agreement), (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (B) would require Audible to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Merger Agreement or the Support Agreements.

In addition, each Stockholder has agreed not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a “Transfer”), or enter into any agreement, contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares or any other securities of Audible or any interest therein to any person, other than pursuant to the Merger Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, power of attorney, voting agreement or otherwise, with respect to any Subject Shares, other than pursuant to the Support Agreements.

The Support Agreements terminate upon the earlier to occur of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement in accordance with its terms.

The description of the Support Agreements in this Statement does not purport to be complete and is qualified in its entirety by reference to the Apax Support Agreement and the Katz Support Agreement, copies of which are filed as Exhibits 4.2 and 4.3 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) AZBC Holdings is the owner of 613,343 shares of Common Stock, representing approximately 2.5% of the total outstanding shares of Common Stock as of January 30, 2008. AZBC Holdings is a direct, wholly owned subsidiary of Amazon, and Amazon has the power to direct the voting or disposition of the shares of Common Stock owned by AZBC Holdings. In addition, as a result of the Support Agreements, Amazon may be deemed to have the power to vote 5,883,917 shares of Common Stock held by the Stockholders in connection with the Merger Agreement, the Merger and certain related matters. Accordingly, Amazon may be deemed to be the beneficial owner of 6,497,260 shares of Common Stock in the aggregate, representing approximately 26.7% of the total outstanding shares of Common Stock as of January 30, 2008.

The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at the close of business on January 30, 2008, as stated by Audible in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Audible with the Securities and Exchange Commission (the “SEC”) on the date hereof, (ii) the number of shares of Common Stock beneficially owned by the Apax Stockholders as of January 30, 2008, as represented and warranted by the Apax Stockholders in the Apax Support Agreement, and (iii) the number of shares of Common Stock beneficially owned by Donald R. Katz as of January 30, 2008, as represented and warranted by Mr. Katz in the Katz Support Agreement. To the Reporting Persons’ knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of Audible.

Except as otherwise expressly provided in the Support Agreements, neither Amazon nor AZBC Holdings is entitled to any rights as a stockholder of Audible as to any shares of Common Stock subject to the Support Agreements. This Statement shall not be construed as an admission by the Reporting Persons that Amazon or AZBC Holdings is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock subject to the Support Agreements.

(b) Amazon and AZBC Holdings have shared power to vote and dispose (or direct the voting and disposition) of 613,343 shares of Common Stock. Pursuant to the Support Agreements, Amazon and the Apax Stockholders may be deemed to have shared power to vote or to direct the vote of 5,564,002 shares of Common Stock, and Amazon and Mr. Katz may be deemed to have shared power to vote or to direct the vote of 319,915 shares of Common Stock.

The following information contained in this Item 5(b) with respect to the Apax Stockholders consists of information contained in the representations and warranties of the Apax Stockholders contained in the Apax Support Agreement as well information set forth in the Schedule 13D filed by Apax Managers, Inc. with the SEC on January 31, 2008. The following information contained in this Item 5(b) with respect to Mr. Katz consists of information contained in the representations and warranties of Mr. Katz contained in the Katz Support Agreement and in the Form 4 filed by Mr. Katz with the SEC on January 8, 2008. While the Reporting Persons have no reason to believe that such information was not reliable as of its date, the Reporting Persons accept responsibility only for accurately reproducing such information and accept no further or other responsibility for such information. In addition, neither of the Reporting Persons makes any representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by the Stockholders or Mr. Katz, as applicable, that may effect the accuracy or completeness of such information.

Each of the Apax Stockholders is a private investment fund affiliated with Apax Managers, Inc. The principal business address of each Apax Stockholder is c/o Apax Managers, Inc., 153 East 53rd Street, New York, NY 10022.

Mr. Katz is the Chairman of the Board of Directors and Chief Executive Officer of Audible. His principal business address is c/o Audible, Inc., 1 Washington Park, 16th Floor, Newark, NJ 07102.

To the knowledge of the Reporting Persons, during the last five years, neither any of the Apax Stockholders nor Mr. Katz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c) On February 8, 2008, Amazon.com NV Investment Holdings, Inc., a Nevada corporation and an affiliate of Amazon and AZBC Holdings, transferred 613,343 shares of Common Stock to AZBC Holdings. Except for the Merger Agreement and the Support Agreements described in Item 4 above and the transactions described in the preceding sentence of this Item 5(c), no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 above.

(d) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to be Filed as Exhibits

Exhibit 4.1	Agreement and Plan of Merger, dated as of January 30, 2008, among Amazon.com, Inc., AZBC Holdings, Inc. and Audible, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by the Reporting Persons on February 11, 2008)

Exhibit 4.2	Tender and Support Agreement, dated as of January 30, 2008, among Amazon.com, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by the Reporting Persons on February 11, 2008)

Exhibit 4.3	Tender and Support Agreement, dated as of January 30, 2008, between Amazon.com, Inc. and Donald R. Katz (incorporated herein by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by the Reporting Persons on February 11, 2008)

Exhibit 99.1	Joint Filing Agreement, dated February 11, 2008, between Amazon.com, Inc. and AZBC Holdings, Inc., pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2008

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Senior Vice President, General Counsel and Secretary

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Senior Vice President and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

AMAZON.COM, INC:

Name	Principal Occupation or Employment

Directors

Jeffrey Bezos	Chairman of the Board, President and Chief Executive Officer of Amazon.com, Inc.

Tom Alberg	Managing Director of Madrona Venture Group, L.L.C. and a principal in Madrona Investment Group, L.L.C.

John Seely Brown	Visiting Scholar and Advisor to the Provost at the University of Southern California and Independent Co-Chairman of Deloitte & Touche USA LLP’s Center for Edge Innovation

John Doerr	General Partner of Kleiner Perkins Caufield & Byers

William Gordon	Executive Vice President and Chief Creative Officer of Electronic Arts, Inc.

Myrtle Potter	Executive Officer of Chapman Properties, Inc.

Thomas Ryder	Former Chairman and Chief Executive Officer of the Reader’s Digest Association, Inc.

Patricia Stonesifer	Chief Executive Officer of the Bill and Melinda Gates Foundation

Executive Officers

Jeffrey Bezos	See information set forth above.

Jeffrey Blackburn	Senior Vice President, Business Development

Sebastian Gunningham	Senior Vice President, Seller Services

Andrew Jassy	Senior Vice President, Web Services

Steven Kessel	Senior Vice President, Worldwide Digital Media

Marc Onetto	Senior Vice President, Worldwide Operations

Diego Piacentini	Senior Vice President, International Retail

Shelley Reynolds	Vice President, Worldwide Controller, and Principal Accounting Officer

Thomas Szkutak	Senior Vice President and Chief Financial Officer

Brian Valentine	Senior Vice President, Ecommerce Platform

Jeff Wilke	Senior Vice President, North America Retail

Michelle Wilson	Senior Vice President, General Counsel and Secretary

AZBC HOLDINGS, INC.

Directors

Jason Bristow	Treasurer of Amazon.com, Inc.

Shelley Reynolds	See information set forth above.

Michelle Wilson	See information set forth above.

Executive Officers

Jeffrey Blackburn	See information set forth above.

Jason Bristow	See information set forth above.

Michael George	Vice President, Spoken Word Audio

Peter Krawiec	Vice President, Corporate Development

Shelley Reynolds	See information set forth above.

Thomas Szkutak	See information set forth above.

Michelle Wilson	See information set forth above.

Mr. Gunningham is a citizen of the United States, Britain and Argentina; Mr. Onetto is a citizen of the United States and France; Mr. Piacentini is a citizen of Italy and Mr. Bristow is a citizen of Canada.